VIA EDGAR

January 5, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	William H. Thompson, Accounting Branch Chief Adam Phippen, Staff Accountant

Re:	Oakridge International Corporation Form 10-K for the Fiscal Year Ended June 30, 2014 Filed on October 14, 2014 File No. 1-35640

Dear Sirs,

We refer to our letter dated December 24, 2014 in response to the request from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Oakridge International Corporation’s (the “Company”) Form 10-K Amendment (“Amendment No. 2”) filed on December 24, 2014.

We hereby provide a written statement acknowledging that:

(i)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;;
(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(iii)	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staffs have any other questions or comments regarding the foregoing, please do not hesitate to contact us.

Sincerely,

/s/ Dr. Herbert, Ying Chiu Lee

________________________

Dr. Herbert, Ying Chiu Lee

President and CEO

Oakridge International Corporation